SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 4, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release – AngloGold Ashanti announces a change to the board of directors



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG   ISIN: ZAE 000043485

AngloGold Ashanti announces a change to the board of directors

The directors of AngloGold Ashanti announce that Mr A H Calver has resigned as Mr W A Nairn's alternate from the board of AngloGold Ashanti.

Mr Nairn, on behalf of the board, wishes to express his appreciation to Mr Calver for the valuable contribution that he has made to the board over the many years as an alternate director.

Ends
Johannesburg
11 July 2007

JSE Sponsor : UBS



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name	Nature of Change
Mr Arthur Harry Calver	Resigned as alternate to Mr W A Nairn

Taking account of the above the board of directors should read as follows:

Directors			Alternate Directors
Mr R P Edey	(Chairman)	(British)	
Dr T J Motlatsi	(Deputy Chairman)		
Mr R M Godsell	(Chief Executive Officer)		
Mr F B Arisman		(American)	
Mr R E Bannerman		(Ghanaian)	
Mrs E le R Bradley			
Mrs C Carroll		(American)	
Mr R Carvalho Silva		(Brazilian)	
Mr R Médori		(French)	Mr P.G. Whitcutt
Mr J H Mensah		(Ghanaian)	
Mr W A Nairn			
Mr N F Nicolau			
Prof. L W Nkuhlu			
Mr S M Pityana			
Mr S R Thompson		(British)	
Mr S Venkatakrishnan		(British)	

11 July 2007

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 11, 2007

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary